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                                                                     Exhibit 6.4


November 22, 1999


Charles Blaquiere
President
INNOFONE Canada Inc.
241 Applewood Crescent, Suite 4
Vaughan, Ontaria
L4K 4E6


                           MEMORANDUM OF UNDERSTANDING


Dear Douglas,

I am following up on our recent meetings and discussions regarding the opportunity to develop 'THE NEW VISEZ JUSTE PROGRAM' (it is understood that the name for the program is yet to be finalized) for VISA Desjardins.

It is our intention to roll out the program to VISA Desjardins cardholders as an added value service. The offer will focus on providing cardholders value and savings on a bundle of telecommunications products and services, including: Long Distance, Calling Card, Cellular/PCS, Internet and Home Security. The offer will RATE AND COMPARE the major national service providers core offers in each of the above categories, LD - Bell, AT&T, Sprint; Cell/PCS - Bell Mobility, Cantel/AT&T, Microcell, Clearnet; INTERNET
- AOL, Sympatico, Sprint; HOME SECURITY - ADT, Chubb, Honeywell. The customer will receive the lowest cost - highest value solution for their particular usage needs and then receive an additional 10% savings or reward benefit on top of the lowest cost - highest value solution.

I confirm our commitment to pursue the development of this opportunity with you and confirm that we understand that the presentation and program concepts that you have presented are your property and we will not pursue this opportunity with any other party. You and your suppliers/partners confirm that you will not pursue this opportunity with any other financial institution or card issuer in the province of Quebec (other than existing arrangements with the CIBC).


 ...............................................................................

425, avenue Viger Ouest
Montreal (Quebec)
H2Z 1W5

*La Confederation des caisses populaires et d'economie Desjardins du Quebec, titulaire de licence de la marque.
Fabrication en papier recycle


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The business approach you will take in developing the program will focus on your core competencies in program development, marketing and communications while securing partnership/supplier/outsourcing relationships to deliver the systems and call center requirements for the project. These supplier/partner relationships include, DATEX (Billing, Rating/Comparing, Systems Integration), and EQUINOX (Customer Care, Call Center). We understand that the Customer
Care Service and the Call Center of Equinox are established in Montreal. You will deliver the program on a turnkey third party basis. You will take responsibility for the coordination, operation and delivery of the program, however, each of the above parties will be directly named in our final contract.

Further, each of the supplier/partners will individually confirm their commitment to proactively seek solutions to any systems challenges that may arise as well as their commitment to Y2K compliance. In addition, you have identified that MICROCELL will be the underlying carrier/service provider for the Cellular/PCS component of the program; BELL NEXXIA will be the underlying carrier for the LD and Calling card components of the program; AOL will be Internet and COUNTERFORCE will be the Security services provider.

We mutually confirm our commitment to make all necessary arrangements to move to launch this program in March 2000. You agree that all systems and development costs relating to this program for your team are your responsbility. We agree that all systems and development costs relating to this program inside VISA Desjardins are our responsibility. We mutually agree that we will share the marketing costs relating to this program on a 50/50 basis and that we will each have the opportunity to pre agree to any and all budgets and expenditures relating to this element of the program. You acknowledge that all ongoing call detail summary reports and other costs related to Enrollment and Commissions are exclusively your responsibility.

You agree that you will be the merchant for this program and that you will pay a 1.75% merchant fee on all charges made on client cards. In addition, you agree that you will pay VISA Desjardins a commission on gross sales of the program that will be tied to enrollment levels in the program. The scale will be from 2 - 4% and begin at the enrollment level of 20,000. (N.B. This commission is in addition to the 1.75% merchant fee) In addition, you confirm that you will pay VISA Desjardins telemarketing department a performance fee of $20 for each customer enrolled in one service element of the program, $25 for each customer enrolled in two services, $27 for each customer enrolled in three services and $30 for each customer enrolled in four services.

We mutually agree that we will make all possible efforts to compete a detailed contract relating to this program by October 1999. We mutually agree that if either of us cancels the launch of this program prior to completing our detailed contract, each party will be


 ...............................................................................

425, avenue Viger Ouest
Montreal (Quebec)
H2Z 1W5


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responsible for their own costs incurred to that point. No fees or damages being claimed by either party. Further, VISA Desjardins does not warrant or represent any undertakings of the financial success of the program, enrollment levels or business volume regarding the program.


Yours truly,


/s/ CHANTALE ST-PIERRE Date: Nov 22, 99  /s/ CHARLES BLAQUIERE Date: Nov 25, 99
---------------------                     ---------------------
Chantale St-Pierre                        Charles Blaquiere
Marketing Director                        President
VISA Desjardins                           INNOFONE




/s/ CHRISTIANE BERARD  Date: Nov 23, 99
---------------------
Christiane Berard
Interim General Manager
VISA Desjardins





(REVISED VERSION)


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425, avenue Viger Ouest
Montreal (Quebec)
H2Z 1W5